STATEMENT OF INVESTMENTS

Dreyfus Worldwide Dollar Money Market Fund, Inc.

July 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--25.1%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	30,000,000 a	30,000,000
Credit Suisse (Yankee)		
5.38%, 9/5/06	30,000,000	30,000,000
DEPFA BANK PLC (Yankee)		
5.46%, 10/20/06	30,000,000 b	30,000,000
First Tennessee Bank N.A. Memphis		
5.37%, 9/5/06	30,000,000	30,000,000
Sanpaolo IMI U.S. Financial Co. (Yankee)		
5.38%, 9/7/06	30,000,000	30,000,000
Toronto Dominion Bank (Yankee)		
5.37%, 9/5/06	30,000,000	30,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $180,000,000)		**180,000,000**
Commercial Paper--68.8%		
ANZ National (International) Ltd.		
5.09%, 8/1/06	30,000,000 b	30,000,000
Atlantis One Funding Corp.		
5.34%, 8/21/06	30,000,000 b	29,911,834
BASF AG		
5.35%, 8/21/06	30,000,000	29,911,667
Citigroup Global Markets Holdings Inc.		
5.10%, 8/2/06	30,000,000	29,995,804
Deutsche Bank Financial LLC		
5.29%, 8/1/06	25,000,000	25,000,000
Fairway Finance Company LLC		
5.31%, 8/14/06	23,123,000 b	23,078,912
FCAR Owner Trust, Ser. I		
5.34%, 8/16/06	30,000,000	29,933,750
General Electric Capital Corp.		
5.33%, 8/22/06	30,000,000	29,907,600
Grampian Funding Ltd.		
5.45%, 10/25/06	25,000,000 b	24,683,021
Harrier Finance Funding Ltd.		
5.33%, 8/21/06	30,000,000 b	29,912,000
HSBC Bank USA N.A.		
5.10%, 8/3/06	30,000,000	29,991,617
ING America Insurance Holdings Inc.		
5.46%, 10/12/06	5,000,000	4,946,100
Kredietbank N.A. Finance Corp.		
5.10%, 8/2/06	30,000,000	29,995,804
Nordea North America Inc.		
5.29%, 8/11/06	30,000,000	29,956,083
Scaldis Capital Ltd.		
5.47%, 10/20/06	20,000,000 b	19,760,222
Solitaire Funding Ltd.		

5.46%, 10/12/06	15,500,000 b	15,332,910
Spintab AB (Swedmortgage)		
5.39%, 9/8/06	30,000,000	29,830,900
Times Square Funding LLC		
5.31%, 8/3/06	20,000,000 b	19,994,122
UBS Finance Delaware LLC		
5.29%, 8/1/06	30,000,000	30,000,000
Total Commercial Paper		
(cost $492,142,346)		**492,142,346**

Corporate Notes--4.2%

Westpac Banking Corp.		
5.34%, 8/16/06		
(cost $30,000,000)	30,000,000 a	**30,000,000**

Time Deposits--2.3%

Key Bank U.S.A., N.A. (Grand Cayman)		
5.30%, 8/1/06		
(cost $16,700,000)	16,700,000	**16,700,000**
Total Investments (cost $718,842,346)	**100.4%**	**718,842,346**
Liabilities, Less Cash and Receivables	**(.4%)**	**(2,514,314)**
Net Assets	**100.0%**	**716,328,032**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, these securities amounted to $222,673,021 or 31.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.